

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

VIA U.S. MAIL

Donald G. Bauer
President and Chief Executive Officer
Secure Luggage Solutions, Inc.
2375 East Camelback Road, 5th Floor
Phoenix, AZ 85016

>   **Re: Secure Luggage Solutions, Inc.**
>   **Amendment No. 4 to the Registration Statement on Form S-1**
>   **Filed June 14, 2010**
>   **File No. 333-162518**

Dear Mr. Bauer:

        We have reviewed your response to our letter dated May 20, 2010 and have the following additional comments. Please note that page references refer to the marked version of your document provided by counsel.

Our Business, page 4

1. We note your response to our prior comment 2. Please revise this section to prominently state that you have not completed the necessary agreements which would allow you to commence operations and begin generating revenues, including reaching agreement with the Vancouver airport authority and obtaining additional financing. Please also prominently state that there is no guarantee that these agreements will be reached at all, or within your anticipated timeframe.

2. Reposition the bolded paragraph on page six so that it is the fourth paragraph on page 4.

3. Please revise the first sentence of what is currently the fourth paragraph to disclose that the business you hope to enter is luggage wrap.

4. In this regard, please delete the phrase "which should be profitable to us" in the first full paragraph on page 5 as you do not yet know the terms of the arrangement. Similarly, without an agreement, there appears to be no basis for the statement in the fourth full paragraph on page 5 that you "should be able to commence operations" no later than September 30, 2010. Please remove it or provide a basis for the statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at 202-551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (949) 660-9010
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation